EWPG Holding AB (publ)

52 Derech Menachem Begin St.

Tel Aviv-Yafo, Israel 6713701

April 22, 2021

Via EDGAR

Anuja Majmudar

Loan Lauren Nguyen

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	EWPG Holdings AB (publ)

Draft Registration Statement on Form F-1

Submitted March 1, 2021

CIK No. 0001846715

Dear Madames:

The purpose of this letter is to respond to your letter of March 26, 2021, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On April 22, 2021, we confidentially submitted an amended draft registration statement on Form F-1 (the “Registration Statement”). Page references in our responses are to the Registration Statement.

Draft Registration Statement on Form F-1

Prospectus Summary

Our Company, page 1

1. Where you make qualitative statements about the wave energy industry, provide objective support, or identify the statements as your belief. For example, on page 1, you make the following statements about wave energy:

●	“[T]he renewable energy industry, which is expected to see $3.4 trillion in new investment in the next decade.”

●	“Wave energy is considered to have the highest energy production rate of any renewable energy source, producing energy 90% of the time, which also has the potential capacity to become one of the cheapest and cleanest.”

●	“However, offshore installations typically give rise to certain critical issues that may make commercialization difficult.”

Response: We have revised the disclosure throughout the Registration Statement to provide objective support for qualitative statements we make about the wave energy industry or identify the statements as our belief.

Prospectus Summary

Our Pipeline Projects and Achievements, page 2

2. We note your disclosure that you “currently have a total of 260.5 megawatts in your project pipeline worldwide, consisting of Power Purchase Agreements, Concession Agreements and other agreements in various stages, including letters of intent.” Clarify to disclose whether you have any definitive agreements in place for the sale of electricity generated from your WEC technology and the total aggregate megawatts covered by those definitive agreements. At an appropriate section, describe the material terms of your material agreements and file them as exhibits with your registration statement. If you do not have any definitive power purchase agreements in place, please make that clear.

Response We have revised the disclosure throughout the Registration Statement to clarify that we currently have a project pipeline worldwide total that we estimate consists of 316.7 megawatts, excluding megawatts covered by feasibility studies agreements. We have further revised the disclosure to clarify that out of the 316.7 megawatts, approximately 50 megawatts are covered by agreements that have progressed past the stage of a letter of intent and have identified the projects included in that amount.

Furthermore, we have revised the disclosure on page 63 and page 64 to describe material terms of the Power Purchase Agreement with the Government of Gibraltar, the Concession Agreement with the Port of Leixões, the interconnection agreement with the National Center of Energy Control of Mexico and the joint venture agreement with EDF Renewables IL.

Finally, we respectfully advise the Staff that we do not believe the agreements that have progressed past the stage of a letter of intent to be a material agreement are required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. While these pipeline projects agreements, such as the Power Purchase Agreement, may be material, they are made in ordinary course of business (our company builds power station and sells electricity to governments or private entities). Our company is not substantially dependent on a particular agreement, and therefore, we think that these agreements do not need to be filed. Finally, we have disclosed in the Registration Statement the material terms of such agreements.

Risk Factors

Our research and development costs are substantial and may increase in the future, page 26

3. We note the disclosure that your research and development costs are substantial and may increase in the future. You further state that you have entered into a joint venture agreement with EDF Renewables IL and you suggest cost sharing as a component of such agreement(s). Expand your disclosure here or on page 66 to further describe the joint venture agreement with EDF Renewables IL. Alternatively, provide an analysis explaining why it is not necessary.

Response. We have revised the disclosure on pages 26 and 27 to clarify that our research and development costs were $0.4 million and $0.2 million in our fiscal years ended December 31, 2020 and 2019, respectively. Additionally, we have revised the disclosure on the same page to clarify that we expect our research and development costs to increase as we continue the development and upgrades of our technology. Finally, we have revised the disclosure on page 71 to further describe the joint venture agreement with EDF Renewables IL.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 36

4. Please revise this risk factor to highlight the potential for increased costs to bring a claim arising under the deposit agreement and disclose whether the jury trial waiver provision applies to purchasers in secondary transactions.

Response: We have revised the disclosure on page 36 and 37 in response to the Staff’s comment.

Use of Proceeds, page 41

5. We note the general disclosure that you intend to use the net proceeds from this offering for building additional wave energy arrays and other services to meet potential market demand, advancing the development of new products, enabling your sales and marketing and for other general corporate purposes. Revise to specifically discuss in greater detail the uses of net proceeds from this offering. As applicable, state the approximate amount of proceeds to be used for each identified use of proceeds.

Response: We have revised the disclosure on pages 9 and 42 to specifically discuss the uses of proceeds and approximate amounts in greater detail.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operations page 47

6. Revise your overview discussion to include more detail regarding your projects in development. In this regard, revise your disclosure to discuss the estimated completion costs, or range of costs, of each project in development. Additionally, discuss any anticipated milestones of each project in development.

Response: We have revised the disclosure on pages 48 and 49 to include more detail regarding our projects in development, including the range of costs and anticipated milestones for our projects in general, as well as a more specific range of costs for our most advanced project in development.

Beneficial Ownership of Principal Shareholders and Management, page 82

7. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Pirveli Investments Ltd.

Response: We have revised the disclosure in footnote 2 to the beneficial ownership table on page 87 in response to the Staff’s comment.

Underwriting, page 105

8. We note that the footnote to the tabular information here states that you have agreed to pay the underwriters a commission of “(a) 3.0% of the gross proceeds to be raised from [y]our existing shareholders and (b) 7.0% of the gross proceeds raised from all other investors.” Please revise, as appropriate, and clarify whether your existing shareholders will be selling shares in connection with this offering.

Response: We have revised the disclosure in footnote 1 on page 110 in response to the Staff’s comment.

Note 2 - Significant Accounting Policies: page F-9

9. Please revise to disclose your operating and reportable segments as required by paragraphs 20-24 of IFRS

Response: We have revised our disclosure to Note 2q of the audited financial statements for our fiscal year ended December 31, 2020, to clarify that we have one operating and reportable segment.

Exhibits

10. We note your disclosure that you have entered into written employment agreements with each of your executive officers. Please file the employment agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment. Pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, the Company is not required to file any compensatory plan, contract or arrangement if it is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) and the public filing of such plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant.

The Company respectfully advises the Staff that it is a foreign private issuer that has furnished compensatory information under Item 402(a)(1) in the Registration Statement, and that its employment agreements with its executive officers disclosed in the Registration Statement are not required to be publicly filed in Sweden and are not otherwise publicly disclosed by the Company.

The Company respectfully notes that, under Swedish law, it is separately required to disclose information about salary to officers and remuneration to the directors in the its Swedish annual report, which information is included in the Registration Statement.

General

11. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully advises the Staff that the Company has not undertaken any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Should the Company undertake any such written communication following the submission of this letter, the Company will supplementally provide the Staff with a copy of any such written communications made to potential investors in reliance on Section 5(d) of the Securities Act. We respectfully request that the Staff destroy such materials, if any, upon completion of its review.

12. Please disclose whether the company will be a “controlled company” under NASDAQ’s rules following the initial public offering and provide appropriate disclosure on the prospectus cover page and risk factors to the extent appropriate. In this regard, we note your disclosure in the risk factor section on page 33 indicating that certain beneficial owners will be able to exert significant control over matters submitted for shareholder vote.

Response: We respectfully acknowledge the Staff’s comment. However, we note that according to Nasdaq Listing Rule 5615(c) and IM-5615-5, a controlled company is defined as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We confirm that no individual, group or another company holds more than 50% of the voting power for the election of our directors. Additionally, we have revised our disclosure on page 34 to clarify that none of chief executive officer and directors and shareholders will individually own more than 50% of the voting power for the election of our directors.

If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979, of Sullivan & Worcester LLP.

Sincerely,

EWPG Holdings AB (publ)

By:	/s/ Aharon Yehuda
Chief Financial Officer

cc:	Robert Babula Gus Rodriguez

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